Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated November 20, 2009

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The article attached as Exhibit A appeared in the Washington Examiner, also at www.washingtonexaminer.com, on November 18, 2009.

                The article was not prepared by or reviewed by LendingClub Corporation (Company) prior to publication. The publisher of the article is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the article or any other articles published by the publisher concerning the Company.

                Statements in the article attached as Exhibit A that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company's public filings with the SEC represent the author's or others' opinions, and are not endorsed or adopted by the Company.

                You should consider statements in these articles only after carefully evaluating all of the information in the Company's prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.

Forward-Looking Statements

                Some of the statements in this article are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

Where to find money for a fixer-upper

By: Catherine Siskos

Special to The Examiner

November 18, 2009

Where do first-time homebuyers who sink all their cash into a down payment for a fixer-upper find the money to make needed repairs? In the past, banks have offered renovation loans, which combine a mortgage with additional money to make home improvements -- the value of the loan being based on what the house would appraise for after repairs are made. But these loans have become harder to find and qualify for at a time when home prices have yet to stabilize. "The presumed market value of a property is a falling sand castle right now," explained Keith Gumbinger, a mortgage analyst with financial publisher HSH Associates.

Nevertheless, there are other ways besides maxing out a credit card to finance home improvements, beginning with the Federal Housing Administration's version of a renovation loan. The 203(k) streamline is available through FHA-approved lenders, and because it's federally insured, banks are more willing to offer the loan. Borrowers with good credit can finance up to $35,000 into a mortgage to update a single-family home or condominium that serves as a primary residence. The renovation money is then repaid over the life of the mortgage. Rates are typically about an eighth of a percentage point higher than for a standard FHA mortgage, said Tom Corzine, a marketing and development manager for renovation lending at Wells Fargo.

The repairs must be made within four months of receiving the money and may include projects like a new roof or a remodeled kitchen or bath. The money can't be used for luxury items like a hot tub or for significant structural changes that would require tearing down walls. For the latter, FHA offers a full 203(k) loan, which caps the combined mortgage and renovation amount at 110 percent of the home's improved value and allows structural repairs to be completed in six months. The lender usually works closely with the contractor and borrower to ensure that repairs stay on schedule and on budget.

Banks are not the only institutions lending money for home repairs. Peer-to-peer lenders like Prosper and Lending Club tap individuals to make unsecured loans to borrowers online. Lending Club, for instance, will lend up to $25,000 and charges interest rates averaging about 13 percent, though they can be as low as 8 percent. To be eligible, borrowers must have at least three years of credit history with no bankruptcies or defaults and a "debt-to-income ratio that is less than 25 percent, excluding a mortgage," said Renaud Laplanche, Lending Club's chief executive officer. Loans are repaid in monthly payments over three years.

Borrowing the money from Mom and Dad could be a winning move for everybody. Reston-based financial planner Patti Houlihan sets up an amortization schedule for the adult children who borrow from her clients. "Mom and Dad can charge you some reasonable interest rate, like 3 percent, that is less than what you'd pay for a bank loan and more than they would get in a money market," she said.

What about borrowing the money from a 401(k)? Don't risk it, Houlihan says. Borrowers younger than 59 1/2 who lose their jobs will need to repay the full amount within 60 days or owe taxes and penalties on the funds they've withdrawn.